07004052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-53043

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2007 WASH. D.C. 152

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

IDX DERIVATIVES, LLC

FIRM ID. NO. 107473

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

75 NINTH AVENUE
NEW YORK, NY 10011

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES CAWLEY (212) 352-8290

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD ROSEN & COMPANY, P.C.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

AB 3/15

AB 3/17

OATH OR AFFIRMATION

I, JAMES CAWLEY , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of IDX DERIVATIVES, LLC ., as of DECEMBER 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

CEO
Title

X ____________________
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCT. 27, 20 09

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
162 SECTION

INDEPENDENT AUDITOR'S REPORT

The Member
IDX Derivatives, LLC

We have audited the accompanying statement of financial condition of IDX Derivatives, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of IDX Derivatives, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, New York
February 13, 2007

IDX DERIVATIVES, LLC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and Cash Equivalents	$ 169,816
Receivable From Brokers or Dealers	72,675
Fixed Assets, Net of Allowance for Depreciation of $22,667	19,733
Receivable From Affiliates	216,806
Other Assets	9,168
	$ 488,198

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 33,798
	33,798
Member's Equity	454,400
	$ 488,198

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

IDX DERIVATIVES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Nature of Business

IDX Derivatives, LLC (the "Company") is a Limited Liability Company engaged in the business of inter-dealer brokerage for credit default swaps. The Company is wholly owned by Axiom Global Partners, LLC and is a successor company to AGP Derivatives Corp.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Related Party Transactions

The Company has entered into a management agreement with its Managing Member wherein it is agreed that the Managing Member will provide managerial and administrative assistance. The office lease was entered into by the Managing Member. Beginning in August, 2006 the Company began paying the rent for the Member.

3. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces the buyer and seller of these instruments for an agreed upon commission.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile

trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2006, the Company's net capital of $ 136,018 was $ 131,018 in excess of its required net capital of $ 5,000. The Company's capital ratio was 24.8%.

5. Subsequent Events

During the month of January, 2007 the Company made a distribution to the Member wherein the minimum net capital requirement was not met. The Member deposited the money back into the Company when the error was discovered. Also during the month of January the Company elected to be treated as inactive for National Futures Association purposes.

END